FISCHER & SANGER

ATTORNEYS AND COUNSELORS

SUITE 1204

5956 SHERRY LANE

DALLAS, TEXAS 75225

TELEPHONE 214/361-7301

TELECOPIER 214/361-7842

ROBERT WM. FISCHER

September 15, 2005

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Hudson's Grill International, Inc. ("Hudson's")

Form 10-KSB for the fiscal year ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

Commission File # 333-94797

Dear Ms. Cvrkel:

Your letter of June 23, 2005, to Hudson's was forwarded to us for response. We will address your comments by your paragraph number in the order in which you have made them.

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Statements of Income

Note 4. Sale of Assets and Note Receivable

1. The Company has begun to present as gain from discontinued operations the sale of assets associated with a separate component of an entity that was sold more than seven years ago and was related to a non-Hudson's themed restaurant that was at one time owned and operated by the former parent of the Company.

Note 9. Related Party Transactions

2. The Company has begun to disclose in its notes that it is not required to provide any additional services to the Texas franchises owned by one of its directors.

If you have any questions about the above, please do not hesitate to contact me.

Sincerely,

Robert W. Fischer

RWF:hs

cc: Mr. David Osborn

Mr. Matthew Reiter

f\sec\050915.o01